SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes  ☐                 No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of Consolidated Results Q2 2020.

Consolidated Results Q2 2020

YPF S.A.

Consolidated Results

Q2 2020

Consolidated Results Q2 2020

CONTENT

Consolidated Results Q2 2020

Adjusted EBITDA reached Ps 1.9 billion in Q2 2020, a decrease of 95.5% over Q2 2019.

Q2 2019	Q1 2020	Q2 2020	Var.% Q2 20/ Q2 19	(Unaudited Figures)	Jan-Jun 2019	Jan-Jun 2020	Var.% 2020/2019
160,329	174,670	133,558	-16.7%	Revenues (Million Ps)	291,236	308,228	5.8%
7,168	14,798	-93,444	N/A	Operating income (Million Ps)	17,799	-78,646	N/A
7,168	14,798	-36,015	N/A	Operating income before reversal/impairment of assets (Million Ps)	17,799	-21,217	N/A
-2,327	6,351	-85,048	N/A	Net income (Million Ps)	-10,480	-78,697	N/A
-2,327	6,351	-41,976	N/A	Net income before reversal/impairment of assets (Million Ps)	-10,480	-35,625	N/A
44,151	63,868	11,591	-73.7%	EBITDA (Million Ps)	86,325	75,459	-12.6%
41,585	52,221	1,879	-95.5%	Adjusted EBITDA (Million Ps)	81,446	54,100	-33.6%
-6.85	15.83	-215.67	N/A	Earnings per share (Ps per Share)	-27.71	-199.84	N/A
40,081	36,746	11,044	-72.4%	Capital Expenditures (Million Ps)	70,458	47,790	-32.2%

EBITDA = Operating income + Depreciation of property, plant and equipment + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Reversal) / Deterioration of property, plant and equipment.

Adjusted EBITDA = EBITDA that excludes IFRS 16 and IAS 29 effects. Excludes sale of 11% stake in Bandurria Sur for Ps 4.4 billion in Q2 2020 and the acceleration of promote of Schlumberger’s stake in Bandurria Sur for Ps 6.4 billion in Q1 2020.

(Amounts are expressed in billions of Argentine pesos)

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES FOR Q2 2020

•	Revenues for Q2 2020 were Ps 133.6 billion, which represents a decrease of 16.7%, compared to Q2 2019.

•

Operating income for Q2 2020, before the asset impairment charge, was negative Ps 36.0 billion, compared to the positive Ps 7.2 billion in Q2 2019. Considering the asset impairment charge of Ps 57.4 billion (Ps 43.1 billion net of taxes) for the current quarter, the operating loss reached Ps 93.4 billion. On the other hand, Adjusted EBITDA for Q2 2020 was Ps 1.9 billion, 95.5% lower than the Adjusted EBITDA in Q2 2019.

•	Operating cash flow was Ps 33.6 billion for Q2 2020, 17.4% lower than the Ps 40.7 billion reported for Q2 2019.

•	Capital expenditures in property, plant and equipment for Q2 2020 were Ps 11.0 billion, 72.4% lower than Q2 2019.

•	Total hydrocarbon production for Q2 2020 was 466.8 Kboed, 9.5% lower compared to Q2 2019.

•	The average crude oil processed for Q2 2020 was 191.7 Kbbld, 27.1% lower than Q2 2019, while refinery processing levels were 60.0%.

Consolidated Results Q2 2020

2. ANALYSIS OF RESULTS FOR Q2 2020

Revenues for Q2 2020 were Ps 133.6 billion, a decrease of 16.7% compared to Ps 160.3 billion in Q2 2019, primarily due to the below factors. It should be clarified that these variations were impacted by the mandatory lockdown measures implemented by the government in Q2 2020 to prevent the circulation and spread of the COVID-19 virus.

•	Diesel revenues in Q2 2020 amounted to Ps 49.3 billion, a Ps 4.3 billion or 8.0% decrease when compared to Q2 2019;

•	Gasoline revenues in Q2 2020 amounted to Ps 17.9 billion, a Ps 14.5 billion or 44.6% decrease when compared to Q2 2019;

•	Natural gas revenues in Q2 2020 amounted to Ps 17.1 billion compared to Ps 19.2 billion in Q2 2019, which represents a decrease of Ps 2.1 billion, or 11.1%;

•

Retail natural gas revenues (residential customers and small business) and through its marketing to large customers (power plants and industries) in Q2 2020 reached Ps 6.9 billion, which represents a decrease of Ps 2.8 billion, or 28.9%, from Ps 9.7 billion in Q2 2019;

•

Other domestic sales in Q2 2020, which include lower sales of jet fuel, crude, asphalts, petrochemicals and GLP, among others, totaled Ps 21.8 billion which represents a decrease of Ps 2.1 billion or 9.0%, from Ps 23.9 billion in Q2 2019;

•	Export revenues in Q2 2020 amounted to Ps 20.5 billion, which represents a decrease of Ps 0.9 billion, or 4.3%, from Ps 21.4 billion in Q2 2019.

Cost of sales for Q2 2020 was Ps 146.8 billion, 9.4% higher than Q2 2019. This includes a 21.1% increase in production costs and 32.9% decrease in purchases. Cash costs, which include costs of production and purchases but exclude depreciation and amortization, decreased by 6.4%. These variations were driven primarily by the following factors:

a)	Production costs

•	Depreciation of property, plant and equipment amounted to Ps 40.7 billion in Q2 2020, compared to Ps 32.3 billion in Q2 2019, which represents an increase of Ps 8.4 billion or 26.0%;

•	Lifting costs amounted to Ps 27.0 billion in Q2 2020, which represents an increase of Ps 1.9 billion, or 7.4%, from Ps 25.1 billion in Q2 2019;

•	Royalties and other production related costs in Q2 2020 amounted to Ps 7.2 billion, from Ps 10.4 billion in Q2 2019, which represents a decrease of Ps 3.2 billion, or 30.5%;

•	Refining costs in Q2 2020 amounted to Ps 5.9 billion, from Ps 5.7 billion in Q2 2019, which represents an increase of Ps 0.2 billion, or 3.2%;

•	Transportation costs in Q2 2020 amounted to Ps 5.2 billion, which represents an increase of Ps 0.2 billion, or 2.8%, from Ps 5.0 billion in Q2 2019;

•	Expenses related to equipment and services shutdown (stand-by) reached Ps 4.2 billion, from Ps 0.3 billion in Q2 20219, which represents an increase of Ps 3.9 billion, or 1,258.6%.

Consolidated Results Q2 2020

b)	Purchases

•	In Q2 2020 crude oil purchases from third parties amounted to Ps 0.9 billion, which represents a decrease of Ps 11.7 billion, or 92.5%, from Ps 12.6 billion of Q2 2019;

•	Biofuel (biodiesel and bioethanol) purchases in Q2 2020 amounted to Ps 5.1 billion, which represents a decrease of Ps 2.5 billion, or 32.5%, from Ps 7.6 billion of Q2 2019;

•

Purchases of natural gas from other producers for resale in the retail distribution segment (residential customers and small businesses) and from its marketing to large customers (power plants and industries) in Q2 2020 amounted to Ps 4.4 billion, which represents a decrease of Ps 0.9 billion, or 17.1%, from Ps 5.3 billion in Q2 2019;

•	Fuel imports in Q2 2020 amounted to Ps 3.9 billion, which represents a decrease of Ps 6.5 billion, or 62.6%, from Ps 10.4 billion in Q2 2019;

•

Grain receipts in the agricultural sales segment through the form of barter, which were recorded as purchases, amounted to Ps 9.2 billion, which represents an increase of Ps 3.4 billion, or 59.0%, from Ps 5.8 billion in Q2 2019;

•

In Q2 2020, a negative stock variation of Ps 5.6 billion was recorded, compared to the positive stock variation registered in Q2 2019 of Ps 5.4 billion, mainly as a result of the decrease in the replacement cost of the Company’s inventories.

Selling expenses for Q2 2020 amounted to Ps 23.2 billion, an increase of 106.5% compared to Ps 11.2 billion in Q2 2019. In Q2 2020, a credit impairment charge with Distributors was recorded as of June 30, 2020, associated with the accumulated daily differences according to Decree No. 1053/2018, which amounts to Ps 8.0 billion. Therefore, excluding this effect, selling expenses showed an increase of 35.6% compared to the same period in 2019, mainly motivated by higher charges of taxes, fees and contributions, mainly due to the increase in exports withholdings, higher charges for depreciation of fixed assets, higher personnel expenses, and higher contracts for works and other services, among others.

Administration expenses for Q2 2020 amounted to Ps 7.4 billion, an increase of 28.3% compared to Ps 5.8 billion in Q2 2019. The increase was mostly due to higher personnel expenses driven mainly by wages adjustments in Q2 2019, higher charges on depreciation of fixed assets, higher IT costs on computer licenses, many of which are denominated in U.S. dollars, partially offset by lower charges related to institutional advertising.

Exploration expenses for Q2 2020 amounted to Ps 0.1 billion, representing a decrease of 86.7% compared to Ps 1.1 billion for Q2 2019.

During Q2 2020, the Company recognized a non-recurring charge for deterioration of property, plant and equipment of Ps 57.4 billion mainly for the CGU Gas - Neuquén Basin of Ps 49.2 billion (net effect of the tax on profits of Ps 36.9 billion) and CGU Gas - Austral Basin of Ps 8.1 billion (net effect of income tax of Ps 6.1 billion) mainly based on an expected reduction in gas prices due to the situation that this market is facing both globally and due to local dynamics. This price trend is incorporated in the projections for the coming months, all of which has an impact on investments and activity, causing the deterioration in the value of the assets for the recorded charge. Said charge has not affected the Company’s cash generation.

Consolidated Results Q2 2020

Other operating results, net, for Q2 2020 represented a gain of Ps 7.9 billion, compared to the loss of Ps 0.9 billion for Q2 2019. This variation is mainly explained by the sale of 11% of YPF’s stake in the Bandurria Sur area to Bandurria Sur Investments S.A. (BSI), a company whose share package is composed 50% by Shell Argentina S.A. and 50% by Equinor Argentina S.A., for Ps 4.4 billion. Additionally, in Q2 2020, a result is included in relation to an insurance for the uncontrolled-wells incident occurred in the areas of Bandurria Sur and Loma La Lata, which amounts to Ps 2.7 billion, and as of date is pending collection.

Financial results, net, for Q2 2020 represented a gain of Ps 5.2 billion, compared to the loss of Ps 14.4 billion in Q2 2019. As such, a higher positive foreign exchange was registered over net liabilities in Ps 16.3 billion, due to the depreciation of the Argentine peso observed during Q2 2020, compared to the same period in 2019, where there was an appreciation of the Argentine peso. On the other hand, higher negative interests for Ps 6.0 billion were recorded product of higher average indebtedness, measured in pesos, compared to the same period. Lastly, in Q2 2020 there were higher positive charges for other financial results for Ps 10.3 billion and greater negative charges for financial updates for Ps 0.5 billion.

Income tax expense during Q2 2020 amounted to a gain of Ps 0.9 billion, compared to a gain of Ps 3.0 billion for Q2 2019.

Net income for Q2 2020 before the asset impairment charge was a loss of Ps 42.0 billion, compared to the net income loss of Ps 2.3 billion in Q2 2019. Considering the asset impairment charge of Ps 57.4 billion (Ps 43.1 billion net of taxes) during Q2 2020, the net income was negative in Ps 85.0 billion, compared to the net income reported of Ps 2.3 billion in Q2 2019.

Capital expenditures for property, plant and equipment in Q2 2020 were Ps 11.0 billion, a 72.4% decrease compared to the capital expenditures made during Q2 2019.

Consolidated Results Q2 2020

3. ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT FOR Q2 2020

3.1 UPSTREAM

Q2 2019	Q1 2020	Q2 2020	Var.% Q2 20/ Q2 19	(Unaudited Figures)	Jan-Jun 2019	Jan-Jun 2020	Var.% 2020/2019
4,212	664	-73,792	N/A	Operating income (Million Ps)	2,549	-73,128	N/A
4,212	664	-16,496	N/A	Operating income before reversal/ impairment of assets (Million Ps)	2,549	-15,832	N/A
74,059	80,829	54,144	-26.9%	Revenues (Million Ps)	129,604	134,973	4.1%
224.0	225.1	200.8	-10.3%	Crude oil production (Kbbld)	225.2	213.0	-5.4%
39.4	44.9	45.7	16.2%	NGL production (Kbbld)	40.5	45.3	11.9%
40.1	38.2	35.0	-12.7%	Gas production (Mm3d)	37.4	36.6	-2.2%
515.7	510.3	466.8	-9.5%	Total production (Kboed)	501.2	488.6	-2.5%
1,056	711	136	-87.1%	Exploration costs (Million Ps)	2,568	847	-67.0%
31,856	29,274	7,022	-78.0%	Capital Expenditures (Million Ps)	56,660	36,296	-35.9%
27,893	35,195	32,131	15.2%	Depreciation (Million Ps)	51,018	67,326	32.0%
				Realization Prices
58.7	48.5	28.9	-50.8%	Average crude oil price in domestic market (US$/bbl)	55.9	38.7	-30.7%
3.93	2.77	2.51	-36.1%	Average gas price (*) (US$/Mmbtu)	3.82	2.64	-30.9%

(*)	The average gas price has been recalculated due to the change in the accrual of the Gas Plan and the adjustments for final billing.

In Q2 2020, the Upstream business segment before the asset impairment charge, recorded an operating loss of Ps 16.5 billion, compared to a gain of Ps 4.2 billion in Q2 2019. Considering the asset impairment charge of Ps 57.3 billion, the operating loss for this segment in Q2 2020 was Ps 73.8 billion.

Revenues were Ps 54.1 billion for Q2 2020, a decrease of 26.9% compared to Q2 2019, primarily due to the following factors:

•

Crude oil revenues amounted to Ps 35.9 billion, a decrease of 33.1% or Ps 17.8 billion compared to Ps 53.7 billion in Q2 2019 as the intersegment price of oil decreased by approximately 24.2% measured in Argentine pesos. The average realization price for crude oil in dollars during Q2 2020 decreased by 50.8% to US$ 28.9/bbl. Crude oil volume transferred between segments decreased 9.0%;

•

Natural gas revenues reached Ps 18.5 billion, 16.5% or Ps 3.6 billion lower than the Ps 22.1 billion in Q2 2019 as a result of a 7.7% decrease in the average price in pesos. The average realization price for the quarter in dollars was US$2.51/Mmbtu, 36.1% lower than in Q2 2019. Moreover, volumes sold between segments decreased by 9.1% compared to Q2 2019.

Total hydrocarbon production for Q2 2020 was 466.8 Kboed, 9.5% lower than Q2 2019. These variations were mainly affected by the mandatory lockdown measures put in place by the government authorities in response to the COVID-19 pandemic during Q2 2020, as mentioned above. Crude oil production declined 10.3%, resulting in 200.8 Kbbld, being affected mainly by the lockdown. The production of natural gas decreased 12.7% compared to the same period of 2019, reaching 35.0 Mm3d, driven by the natural decline of the fields due to the decrease in activity negatively affected by a context of excess supply and lower demand. In turn, NGL production increased 16.2% to 45.7 Kbbld given that Q2 2019 was primarily affected by the losses from the general power cut in Argentina in June 2019 along with the fire in the DOW Ethylene plant that limited the use of the installed capacity in MEGA for the production of Ethane that could not be delivered for refining.

Consolidated Results Q2 2020

Regarding the development activity, in Q2 2020, no wells operated by YPF have been put into production. Regarding the non-operated activity, 3 new wells have been put into production, two conventional wells and one shale well.

During Q2 2020, in the shale areas, YPF’s net hydrocarbon production reached 98.9 Kboed, of which 73.5% comes from YPF’s operated areas. This level of production represents an increase of 20.7% compared to Q2 2019. This production is comprised of 35.8 Kbbld of crude oil, 14.1 Kbbld of NGL and 7.8 Mm3d of natural gas. At the end of Q2 2020 there are a total of 856 active wells, of which 91 are not operated. In addition, there are 13 drilling rigs and 5 workovers on stand-by since the beginning of the lockdown period.

With respect to tight development, net production in Q2 2020 reached a total of 8.4 Mm3d of natural gas, 4.2 Kbbld of NGL and 4.2 Kbbld of crude oil, of which 85.1% comes from YPF´s operated areas.

Operating costs (excluding exploration expenses) for Q2 2020 totaled Ps 78.3 billion, a 14.3% increase compared to Q2 2019, of which we highlight the following:

•

Depreciation of property, plant and equipment amounted to Ps 32.1 billion in Q2 2020 compared to Ps 27.9 billion in Q2 2019, representing an increase of Ps 4.2 billion, or 15.2%, mainly due to the appreciation of the assets considering their valuation in U.S. dollars, which is the functional currency of the Company;

•

Lifting costs for Q2 2020 amounted to Ps 27.0 billion, an increase of Ps 1.9 billion or 7.4% compared to Ps 25.1 billion in Q2 2019. In turn, the increase in the unit indicator, measured in Argentine pesos, was 18.7%, below the general increase in prices of the economy affected by less activity as a result of the decrease in fuel demand and by consequent adjustments in the production level, in addition to the security protocols established in each operation;

•

Royalties and other production related costs in Q2 2020 amounted to Ps 7.2 billion, which represents a decrease of Ps 3.2 billion, or 30.5%, compared to Ps 10.4 billion in Q2 2019. Of this decrease, Ps 2.2 billion, or 29.0% was related to royalties in connection with crude oil production, and Ps 1.0 billion, or 34.3% was related to royalties for natural gas production, in both cases due to lower production and to lower wellhead values of these products measured in Argentine pesos;

•

Transportation costs related to production (trucks, pipelines and polyducts in deposit) for Q2 2020 amounted to Ps 3.1 billion, an increase of Ps 1.0 billion, or 50.9%, compared to Ps 2.1 billion for Q2 2019 due to higher tariffs measured in Argentine pesos;

•

Expenses related to equipment and services shutdown (stand-by) reached Ps 4.2 billion, from Ps 0.3 billion in Q2 20219, which represents an increase of Ps 3.9 billion, mainly as a result of the health crisis in the country that stopped the execution of projects in order to guarantee the safety of the personnel involved and having a level of production according to the market needs.

Consolidated Results Q2 2020

Exploration expenses for Q2 2020 amounted to Ps 0.1 billion, a decrease of 87.1% compared to Ps 1.0 billion for Q2 2019, mainly due to lower negative results from unproductive exploratory drilling during the quarter in a differential amount of Ps 0.4 billion.

During Q2 2020, the Company recognized a non-recurring charge for deterioration of property, plant and equipment of Ps 57.3 billion mainly for the CGU Gas - Neuquén Basin of Ps 49.2 billion (net effect of the tax on profits of Ps 36.9 billion) and CGU Gas - Austral Basin of Ps 8.1 billion (net effect of income tax of Ps 6.1 billion) mainly based on an expected reduction in gas prices due to the situation that this market is facing both globally and locally, due to specific dynamics mentioned above. This price trend is incorporated in the projections for the coming months, all of which impacts on investments and activity, causing the deterioration in the value of the assets for the recorded charge. Said charge has not affected the Company’s cash generation.

Other operating results, net, for Q2 2020 represented a gain of Ps 7.9 billion, compared to Q2 2019. This variation is mainly explained by the sale of 11% of YPF’s stake in the Bandurria Sur area to Bandurria Sur Investments S.A. (BSI), a company whose share package is composed 50% by Shell Argentina S.A. and 50% by Equinor Argentina S.A., for Ps 4.4 billion. Additionally, in Q2 2020, a result is included in relation to an insurance for the uncontrolled-wells incident occurred in the areas of Bandurria Sur and Loma La Lata, which amounts to Ps 2.7 billion, and as of date is pending collection.

Unit operating cash costs in U.S. dollars decreased 23.6% to US$ 15.5/boe in Q2 2020 from US$ 20.3/boe in Q2 2019, including taxes of US$ 2.9/boe and US$ 5.8/boe, respectively. In turn, the average lifting cost for YPF in Q2 2020 was US$ 9.4/boe, 23.9% lower than Q2 2019.

CAPEX

Capital expenditures for the Upstream business segment for Q2 2020 were Ps 7.0 billion, a 78.0% decrease compared to Q2 2019. Of these capital expenditures, 47.5% were invested in drilling and workover activities, 51.2% in facilities and the remaining 1.3% in exploration and other activities in the Upstream business segment.

Investment activity throughout Q2 2020 was affected by the lockdown decree enacted by the national government due to the COVID-19 pandemic. As a consequence, at the end of March, the drilling and workover equipment and engineering works were halted, entering only minor charges.

In Q2 2020 there was no exploration activity due to DNU 297/2020 establishing the preventive and mandatory lockdown and social distancing measures.

Consolidated Results Q2 2020

3.2 DOWNSTREAM

Q2 2019	Q1 2020	Q2 2020	Var.% Q2 20/ Q2 19	(Unaudited Figures)	Jan-Jun 2019	Jan-Jun 2020	Var.% 2020/2019
1,339	4,133	186	-86.1%	Operating income (Million Ps)	14,622	4,319	-70.5%
125,104	144,733	104,925	-16.1%	Revenues (Million Ps)	234,041	249,658	6.7%
3,880	3,552	2,682	-30.9%	Sales of refined products in domestic market (Km3)	7,745	6,234	-19.5%
405	586	363	-10.4%	Exports of refined products (Km3)	925	949	2.6%
175	166	95	-45.7%	Sales of petrochemical products in domestic market (*) (Ktn)	336	261	-22.3%
58	60	53	-8.6%	Exports of petrochemical products (Ktn)	143	113	-21.0%
262.8	275.4	191.7	-27.1%	Crude oil processed (Kbbld)	265.9	233.5	-12.2%
82%	86%	60%	-27.1%	Refinery utilization (%)	83%	73%	-12.2%
5,979	5,201	2,483	-58.5%	Capital Expenditures (Million Ps)	9,547	7,684	-19.5%
4,731	6,999	7,716	63.1%	Depreciation (Million Ps)	8,758	14,715	68.0%
564	533	442	-21.7%	Average domestic market gasoline price (**) (US$/m3)	567	504	-11.1%
614	576	460	-25.2%	Average domestic market diesel price (US$/m3)	606	521	-14.0%

(*)	Fertilizer sales not included.
(**)	The average domestic market gasoline price has been recalculated for Jan-Jun 2019.

Operating income for the Downstream business segment for Q2 2020 was a gain of Ps 0.2 billion, compared to the gain of Ps 1.3 billion recorded in Q2 2019.

Revenues were Ps 104.9 billion in Q2 2020, representing a 16.1% decrease compared to Ps 125.1 billion in Q2 2019, primarily due to the following factors. These variations were affected by the mandatory lockdown implemented in Q2 2020 as mentioned above:

•

Diesel revenues in Q2 2020 amounted to Ps 49.3 billion, which represents a reduction of Ps 4.3 billion, or 8.0%, compared to those of Q2 2019, due to lower total volumes shipped of nearly 20.3%, partially offset by an increase of 15.5% in the average price obtained for the diesel mix in Argentine pesos, while in the market there was a decrease of this product of approximately 18.6%. Additionally, the volume of Infinia Diesel (premium diesel) sold decreased by 30.1%;

•

Gasoline revenues in Q2 2020 amounted to Ps 17.9 billion, which represents a decrease of Ps 14.5 billion, or 44.6% compared to those of Q2 2019, due to lower total volumes shipped of nearly 54.1%, partially offset by an increase of 20.5% in the average price obtained for the gasoline mix in Argentine pesos, while in the market there was a decrease for this product of approximately 50.7%. Additionally, during the quarter there was a 58.2% reduction in the volumes of Infinia Gasoline (premium gasoline) sold;

•

Other sales in the domestic market for Q2 2020 totaled Ps 18.4 billion, representing a decrease of Ps 0.3 billion or 1.6% compared to Q2 2019. We highlight the reduction in sales of jet fuel by 88.0%, lower sales of asphalts by 68.2%, lower sales of petrochemicals by 27.7%, in all these cases mainly due to lower volumes sold of these products. This effect was offset by higher sales of flours and grains by 181.1% and of fertilizers by 139.4%;

Consolidated Results Q2 2020

•

Export revenues in the Downstream segment during Q2 2020 amounted to Ps 19.3 billion, representing a decrease of Ps 1.1 billion, or 5.5%, compared to such exports in Q2 2019. We highlight lower sales of jet fuel by Ps 5.6 billion or 94.0%, driven by a decrease of 93.4% in volumes sold, and a 9.0% decrease in prices, as well as lower sales of petrochemicals by Ps 0.9 billion. Additionally, flours and soybean oil exports had an increase of Ps 3.6 billion or 68.1% compared to Q2 2019, motivated by an increase of 52.6% in the prices obtained measured in Argentine pesos and an increase of 10.2% in volumes sold. There were higher exports of virgin naphtha by Ps 0.9 billion, of crude oil by Ps 0.6 billion and of diesel by Ps 80 million.

Cost of sales and operating expenses for Q2 2020 amounted to Ps 90.4 billion representing a reduction of Ps 22.4 billion, or 19.9%, compared to Q2 2019, with the following highlights:

•

Crude oil purchases in Q2 2020 amounted to Ps 36.8 billion, a Ps 27.8 billion or 43.0% decrease compared to Ps 64.6 billion in Q2 2019. A 26.2% decrease in the prices of crude oil expressed in Argentine pesos was observed, mainly due to the decrease in the price of international and national crudes. In turn, crude oil volumes purchased from third parties reduced by 79.6%, while the volume of crude oil transferred from the Upstream segment decreased by 9.0%;

•

Biofuel purchases (biodiesel and bioethanol) for the Q2 2020 period amounted to Ps 5.1 billion, representing a reduction of Ps 2.5 billion, or 32.5% with respect to Q2 2020, mainly due to a decrease of 51.5% and 57.2% in the volumes acquired of biodiesel and bioethanol respectively; partially offset by higher prices of biodiesel by 50.9% and bioethanol by 40.6%;

•

Grain receipts in the agricultural sales segment through the form of barter, which were recorded as purchases, amounted to Ps 9.2 billion, which represents an increase of Ps 3.4 billion, or 59.0%, from Ps 5.8 billion in Q2 2019. This is due to a 41.0% increase in the average price and 12.8% in the volumes received;

•

In Q2 2020, a negative stock variation of Ps 3.2 billion was recorded in this segment compared to the positive stock variation of Ps 2.0 billion in Q2 2019, mainly due to the decrease in the crude price in Q2 2020 (at the applicable transfer price);

•

Regarding production costs, refining costs for Q2 2020 totaled Ps 5.9 billion, which represents an increase of Ps 0.2 billion, or 3.2%, compared to Ps 5.7 billion in Q2 2019. This increase was mainly driven by higher consumption of electricity and other supplies, higher charges for services; partially offset by lower repair and maintenance charges and for consumption of materials and spare parts;

•

Depreciation of property, plant and equipment in Q2 2020 amounted to Ps 6.4 billion, which represents an increase of Ps 2.5 billion, or 63.3%, mainly due to higher value of assets subject to depreciation compared to the same period of previous year and due to the higher valuation thereof when considering that the Company´s functional currency is the U.S. dollar;

Consolidated Results Q2 2020

•

Transport costs linked to production (shipping, oil pipelines and polyducts) for Q2 2020 amounted to Ps 2.4 billion, which represents a decrease of Ps 0.1 billion, or 5.1% compared to Ps 2.5 billion in Q2 2019 driven mainly by lower activity product of the lockdown measures put in place.

Selling expenses in Q2 2020 amounted to Ps 14.0 billion, representing an increase of Ps 3.5 billion, or 33.6%, compared to Ps 10.5 billion in Q2 2019. This rise was mainly driven by higher charges on taxes, fees and contributions, mainly due to the increase in exports withholdings, higher charges on depreciation of fixed assets and higher personnel expenses, higher provisions for doubtful trade receivables, higher contracts for works and other services, among others.

The volume of crude oil processed in Q2 2020 was 191.7 Kbbld, 27.1% lower compared to Q2 2019 mainly due to the lockdown in Q2 2020 that had a decrease in demand for refined products and consequently less crude processed associated. With these levels of processing, there was a lower production of Diesel (-14.0%) and a lower production of Gasoline (-47.0%). In addition, the production of other refined products such as LPG, petroleum coal, asphalts and lubricant bases decreased, while the production of fuel oil and petrochemical naphtha increased compared to Q2 2019.

CAPEX

Capital expenditures for Q2 2020 were Ps 2.5 billion, 58.5% lower compared to Q2 2019. Due to the COVID-19 pandemic framed in the mandatory lockdown dictated by the national government, there was an important decrease in activity. The impact reached different levels in each region, since some were able to quickly return to activity due to a decrease in infections; while others, such as in the province of Buenos Aires where a large part of the Downstream investments are focused, continue with most of the projects paralyzed.

Despite this context, engineering developments continue for the new diesel and gasoline hydrotreating units to be carried out in the three refineries to comply with the new fuel specifications. This will allow to reach the specifications set in Resolution 576/2019 of the Ministry of Treasury that will become effective in 2024. In the Luján de Cuyo Refinery, based on the flexibility of the lockdown established in the province of Mendoza, works to revamp the MTBE Unit to ETBE were restarted, so that during the second half of 2021, ethanol can be incorporated directly into the blending of gasolines.

In the refining, logistics and dispatch facilities for petroleum products, essential investments continued to be made to maintain safety conditions for people and the environment, while taking all necessary precautions to minimize the risk of COVID-19 spread.

Consolidated Results Q2 2020

3.3 GAS AND ENERGY

Q2 2019	Q1 2020	Q2 2020	Var.% Q2 20/ Q2 19	(Unaudited Figures)	Jan-Jun 2019	Jan-Jun 2020	Var.% 2020/2019
1,857	-1,100	-8,805	N/A	Operating income (Million Ps)	1,623	-9,905	N/A
1,857	-1,100	-8,743	N/A	Operating income before reversal/ impairment of assets (Million Ps)	1,623	-9,843	N/A
34,247	29,277	30,293	-11.5%	Revenues (Million Ps)	56,035	59,570	6.3%
1,014	847	646	-36.3%	Capital Expenditures (Million Ps)	2,191	1,493	-31.9%
312	405	445	42r.6%	Depreciation (Million Ps)	581	850	46.3%

In Q2 2020, the Gas and Energy business segment before the asset impairment charge, reported an operating loss of Ps 8.7 billion during Q2 2020 compared to an operating gain of Ps 1.9 billion during Q2 2019. Considering the asset impairment charge of Ps 62 million, the negative operating income for this segment for Q2 2020 was 8.8 billion.

The revenues of the segment during Q2 2020 amounted to Ps 30.3 billion, representing a decrease of 11.5% compared to Q2 2019, of which we highlight the following:

•

Sales of natural gas as producers in the local market and abroad decreased by Ps 3.6 billion, or 16.2% to Ps 18.5 billion from Ps 22.1 billion in Q2 2019, as a consequence of a decrease in the average price of natural gas of 5.5% (in Argentine pesos) and a 11.3% decrease in the volumes sold. This decrease is mainly explained by a lower demand due to the implemented lockdown measures that was greater than the reduction in supply in the market which caused greater price competition. This was evidenced in power plant auctions and sales to industries;

•

Sales of natural gas to the retail segment (residential customers and small industries) and through its marketing to large customers (power plants and industries) decreased by Ps 2.8 billion, or 28.9%, to Ps 6.9 billion from Ps 9.7 billion in Q2 2019. This effect was due to the fact that our controlled company Metrogas S.A. obtained lower volumes of gas sold by 28.6% through its distribution network;

•	The Tango FLNG unit operation started in 2019, a floating natural gas liquefaction facility, whose revenues totaled Ps 0.7 billion during Q2 2020, compared to Ps 63 million in Q2 2019.

Total operating costs for Q2 2020 amounted to Ps 39.0 billion representing an increase of 22.3%, compared to Ps 31.9 billion in Q2 2019, primarily due to the following factors:

•

Purchases of natural gas amounted to Ps 18.8 billion, decreasing by Ps 3.4 billion or 15.4% from Ps 22.2 billion in Q2 2019, driven by a 7.4% decrease in prices, measured in Argentine pesos, and an 8.7% of lower volumes acquired. In addition, volume purchased from third parties increased by 24.7%, while volumes transferred from the Upstream segment decreased by 9.1%;

•

Purchases of natural gas from other producers for resale in the retail distribution segment (residential customers and small businesses) and from its marketing to large customers (power plants and industries) in Q2 2020 amounted Ps 4.2 billion, which represents a decrease of Ps 1.0 billion, or 20.3%, from Ps 5.2 billion in Q2 2019, mainly driven by a reduction in prices and volumes purchased;

Consolidated Results Q2 2020

•	In the current period, a credit impairment charge has been registered with Distributors, associated with accumulated daily differences according to Decree No. 1053/2018, which amounts Ps 8.0 billion.

3.4 CORPORATE AND OTHERS

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously mentioned business segments.

Corporate operating income for Q2 2020 was a loss of Ps 6.8 billion, compared to a loss of Ps 2.7 billion in Q2 2019. In the current quarter, there were lower revenues from our controlled company A-Evangelista S.A. driven by the lower activity from the implemented lockdown measures. Additionally, there were higher charges in personnel expenses mainly due to wages adjustments in the second semester of 2019, higher IT costs on computer licenses, many of which are denominated in U.S. dollars, together with higher charges for depreciation of fixed assets.

Consolidation adjustments to eliminate results among business segments not transferred to third parties were negative Ps 4.3 billion for Q2 2020 compared to positive Ps 2.5 billion for Q2 2019. In the current quarter, the gap between the transfer prices between businesses and the replacement cost of the Company’s inventories increased, while in Q2 2019 decreased. In both cases, the movement of transfer prices reflects changes in market prices, especially of crude oil.

Consolidated Results Q2 2020

4. LIQUIDITY AND SOURCES OF CAPITAL

In Q2 2020, net cash flows provided by operating activities amounted to Ps 33.6 billion, which represents a 17.4% decrease compared to Q2 2019. This Ps 7.1 billion negative variation was mainly due to a decrease in Adjusted EBITDA, partially offsetting by a decrease in working capital variations that includes, among others, the collection of three installments of “Plan Gas Bonds”.

Net cash flows used in investing activities were Ps 3.3 billion for Q2 2020, 93.1% lower than in Q2 2019 which represents a negative variation of Ps 44.7 billion. Investments in fixed and intangible assets were Ps 19.3 billion in Q2 2020, 55.8% lower than in Q2 2019 given that Q2 2020 was entirely affected by the preventive and lockdown measures. Besides, there were higher collections of financial assets, net of Ps 8.5 billion and higher collections for assignment of participation in areas by Ps 7.5 billion related to the sale of the 11% stake in the Bandurria Sur area and the transfer of 50% of the participation and operation of the offshore area CAN_100. Moreover, in Q2 2020, there were lower contributions and acquisitions of interests in companies and joint ventures by Ps 4.7 billion.

Because of its financing activities, in Q2 2020 the Company had a net decrease in funds of Ps 19.6 billion, compared to a net increase of Ps 6.6 billion in Q2 2019. This difference was mainly driven by a net decrease in debt of Ps 20.1 billion, by a higher interest payment of Ps 5.2 billion and by a higher leasing payment of Ps 1.1 billion.

The previously described cash generation, together with the Company’s investment in Argentine sovereign bonds, including those received to cancel the accounts receivables of the Gas Plan program for the year 2015, which are still in the Company’s portfolio, resulted in a position of cash and cash equivalents of Ps 91.7 billion(1) as of June 30, 2020.

Total debt in U.S. dollars was US$ 8.7 billion, and net debt was US$ 7.4 billion(2) with a Net debt / Adjusted EBITDA LTM ratio of 2.94x(2).

The average interest rate for debt denominated in Argentine pesos at the end of Q2 2020 was 30.9%, while the average interest rate for debt denominated in U.S. dollars was 7.5%.

YPF negotiable obligations issued during Q2 2020 are detailed below:

Local issuances
YPF Notes	Issue Date	Maturity	Currency	Amount	Interest rate
Series X	4/17/2020	7/17/2020	ARS	993.5	Badlar + 3.0%
Reopen Series III	4/17/2020	12/6/2020	ARS	496.1	Badlar + 6.16%
Series XI	5/22/2020	11/22/2021	USD	93.2	0.0%
Reopen Series III	5/22/2020	12/6/2020	ARS	476.5	Badlar + 5.0%
Series XII	6/12/2020	6/12/2022	USD	78.4	1.5%
Reopen Series III	6/12/2020	12/6/2020	ARS	1,577.6	Badlar + 4.35%

(1)	Includes investments in financial assets (government securities) of US$ 115 million at market value.
(2)	Net debt: US$ 7,387 million / Adjusted EBITDA LTM: US$ 2,515 million = 2.94x. Net debt is calculated as total debt less cash & cash equivalents.

In addition, on July 2, 2020, the company offered the Class XIII negotiable obligations denominated in US dollars at a fixed rate of 8.5% amortizing with final maturity in 2025, to be issued in exchange for the Class XLVII negotiable obligations that were issued in 2016 by a nominal value of US$ 1 billion maturing in 2021. On July 31, 2020, the offer expired. The nominal value of the Class XLVII negotiable obligations presented for the exchange was US$ 587.3 million, representing an acceptance level of 58.73%. As a result of the operation, YPF issued Class XIII negotiable obligations for US$ 542.8 million and made a payment of approximately US$ 90 million in cash (including interest accrued and not paid by Class XLVII), which allowed to extend the maturity of the original title.

Consolidated Results Q2 2020

5. TABLES AND NOTES

Consolidated Results Q2 2020

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF S.A. AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q2	Q1	Q2	Var.%		Jan-Jun	Jan-Jun	Var.%
2019	2020	2020	Q2 20/ Q2 19		2019	2020	2020 / 2019
160,329	174,670	133,558	-16.7%	Revenues	291,236	308,228	5.8%
(134,211)	(145,914)	(146,822)	9.4%	Costs	(238,965)	(292,736)	22.5%

26,118	28,756	(13,264)	N/A	Gross profit	52,271	15,492	-70.4%

(11,217)	(13,876)	(23,168)	106.5%	Selling expenses	(21,037)	(37,044)	76.1%
(5,756)	(6,749)	(7,383)	28.3%	Administration expenses	(10,524)	(14,132)	34.3%
(1,056)	(716)	(140)	-86.7%	Exploration expenses	(2,577)	(856)	-66.8%
—	—	(57,429)	N/A	Impairment of property, plant and equipment	—	(57,429)	N/A
(921)	7,383	7,940	N/A	Other operating results, net	(334)	15,323	N/A

7,168	14,798	(93,444)	N/A	Operating income	17,799	(78,646)	N/A

1,955	1,420	2,300	17.6%	Income of interests in companies and joint ventures	3,514	3,720	5.9%
(5,541)	20,806	30,817	N/A	Finance Income	19,802	51,623	N/A
(10,666)	(30,134)	(37,680)	N/A	Finance Cost	(30,663)	(67,814)	N/A
1,765	(1,293)	12,075	N/A	Other financial results	4,442	10,782	N/A

(14,442)	(10,621)	5,212	N/A	Financial results, net	(6,419)	(5,409)	-15.7%

(5,319)	5,597	(85,932)	N/A	Net profit before income tax	14,894	(80,335)	N/A

2,992	754	884	-70.5%	Income tax	(25,374)	1,638	N/A

(2,327)	6,351	(85,048)	N/A	Net profit for the period	(10,480)	(78,697)	N/A

(2,684)	6,212	(84,630)	N/A	Net profit for shareholders of the parent company	(10,869)	(78,418)	N/A

357	139	(418)	N/A	Net profits for noncontrolling interest	389	(279)	N/A

(6.85)	15.83	(215.67)	N/A	Earnings per share basic and diluted	(27.71)	(199.84)	N/A

(5,427)	43,274	55,744	N/A	Other comprehensive Income	50,910	99,018	94.5%

(7,754)	49,625	(29,304)	N/A	Total comprehensive income for the period	40,430	20,321	-49.7%

44,151	63,868	11,591	-73.7%	EBITDA (*)	86,325	75,459	-12.6%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

(*)

EBITDA = Operating income + Depreciation of property, plant and equipment + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Recovery) / Deterioration of property, plant and equipment.

Consolidated Results Q2 2020

5.2 CONSOLIDATED BALANCE SHEET

YPF S.A. AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of Argentine pesos)

	12/31/2019	06/30/2020
Non-current Assets
Intangible assets	37,179	42,868
Properties, plant and equipment	1,069,011	1,144,901
Assets for leasing	61,391	62,330
Investments in companies and joint ventures	67,590	81,190
Deferred tax assets, net	1,583	2,332
Other receivables	11,789	11,305
Trade receivables	15,325	5,258

Total Non-current assets	1,263,868	1,350,184

Current Assets
Inventories	80,479	101,284
Contract assets	203	442
Other receivables	36,192	32,543
Trade receivables	118,077	100,978
Investment in financial assets	8,370	8,119
Cash and cash equivalents	66,100	83,541

Total current assets	309,421	326,907

Total assets	1,573,289	1,677,091

Shareholders’ equity
Shareholders’ contributions	10,572	10,861
Reserves, other comprehensive income and retained earnings	531,977	551,836
Non-controlling interest	5,550	6,012

Total Shareholders’ equity	548,099	568,709

Non-current Liabilities
Provisions	144,768	172,804
Deferred tax liabilities, net	97,231	96,294
Contract liabilities	294	—
Income tax payable	3,387	2,917
Other taxes payable	1,428	239
Liabilities from leasing	40,391	41,511
Loans	419,651	415,576
Other liabilities	703	757
Accounts payable	2,465	2,467

Total Non-current Liabilities	710,318	732,565

Current Liabilities
Provisions	5,460	6,250
Contract liabilities	7,404	6,085
Income tax payable	1,964	1,344
Other taxes payable	11,437	13,851
Salaries and social security	10,204	9,300
Liabilities from leasing	21,389	24,925
Loans	107,109	195,824
Other liabilities	1,310	1,495
Accounts payable	148,595	116,743

Total Current Liabilities	314,872	375,817

Total Liabilities	1,025,190	1,108,382

Total Liabilities and Shareholders’ Equity	1,573,289	1,677,091

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q2 2020

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF S.A. AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of Argentine pesos)

Q2 2019	Q1 2020	Q2 2020		Jan-Jun 2019	Jan-Jun 2020
			Operating activities
(2,327)	6,351	(85,048)	Net income	(10,480)	(78,697)
(1,955)	(1,420)	(2,300)	Income of interests in companies and joint ventures	(3,514)	(3,720)
33,707	43,636	42,936	Depreciation of property, plant and equipment	61,755	86,572
2,333	4,752	3,927	Depreciation of the right-of-use assets	4,353	8,679
553	669	740	Amortization of intangible assets	1,036	1,409
4,467	4,737	2,623	Losses of property, plant and equipment and intangible assets and consumption of materials	8,764	7,360
(2,992)	(754)	(884)	Income tax charge	25,374	(1,638)
4,091	3,862	12,303	Net increase in provisions	7,304	16,165
—	—	57,429	Impairment of property, plant and equipment	—	57,429
10,254	9,840	(7,600)	Interest, exchange differences and others	1,822	2,240
114	147	153	Stock compensation plans	217	300
—	(458)	(2,731)	Accrued insurance	—	(3,189)
—	(6,356)	(5,877)	Results for assignment of participation in areas	—	(12,233)
			Changes in assets and liabilities:
(13,855)	15,390	11,829	Trade receivables	(15,237)	27,219
503	(3,995)	11,262	Other receivables	(2,875)	7,267
(5,414)	(10,952)	5,563	Inventories	(9,612)	(5,389)
12,736	(3,406)	(11,976)	Accounts payable	18,261	(15,382)
(1,136)	365	12	Other taxes payable	809	377
1,253	(1,775)	932	Salaries and Social Security	830	(843)
152	173	(22)	Other liabilities	384	151
(1,081)	(1,351)	(288)	Decrease in provisions included in liabilities for payments / utilization	(1,943)	(1,639)
22	(517)	254	Contract Assets	(96)	(263)
2,602	86	(1,305)	Contract Liabilities	(230)	(1,219)
711	130	1,966	Dividends received	761	2,096
—	247	757	Insurance charge for loss of profit	758	1,004
(3,992)	(446)	(1,010)	Income tax payments	(5,055)	(1,456)

40,746	58,955	33,645	Net cash flow from operating activities	83,386	92,600

			Investing activities
(43,785)	(48,540)	(19,346)	Acquisitions of property, plant and equipment and intangible assets	(74,315)	(67,886)
(4,676)	—	—	Contributions and acquisitions of interests in companies and joint ventures	(4,676)	—
—	—	28,172	Collection for sale of financial assets	957	28,172
—	—	(19,649)	Payments for the acquisition of financial assets	—	(19,649)
452	—	—	Interest received from financial assets	452	—
—	6,356	7,511	Collection for assignment of participation in areas	—	13,867

(48,009)	(42,184)	(3,312)	Net cash flow from investing activities	(77,582)	(45,496)

			Financing activities
(23,758)	(20,964)	(58,093)	Payment of loans	(33,292)	(79,057)
(8,372)	(16,043)	(13,544)	Payment of interests	(16,997)	(29,587)
42,158	25,221	56,367	Proceeds from loans	55,239	81,588
(280)	—	—	Acquisition of own shares	(280)	—
(3,016)	(5,936)	(4,123)	Payment of leasing	(5,571)	(10,059)
(124)	(264)	(176)	Payment of interests related to income tax	(124)	(440)

6,608	(17,986)	(19,569)	Net cash flow from financial activities	(1,025)	(37,555)

431	4,247	3,645	Effect of changes in exchange rates on cash and cash equivalents	5,568	7,892

(224)	3,032	14,409	Increase (decrease) in cash and cash equivalents	10,347	17,441

56,599	66,100	69,132	Cash and cash equivalents at the beginning of the period	46,028	66,100
56,375	69,132	83,541	Cash and cash equivalents at the end of the period	56,375	83,541

(224)	3,032	14,409	Increase (decrease) in cash and cash equivalents	10,347	17,441

			COMPONENTS OF CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
5,967	6,429	5,865	Cash	5,967	5,865
50,408	62,703	77,676	Other Financial Assets	50,408	77,676

56,375	69,132	83,541	TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	56,375	83,541

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q2 2020

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

YPF S.A. AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of Argentine pesos)

Q2 2020	Upstream	Downstream	Gas & Energy	Corporate and Other	Adjustments	Total
Revenues	250	104,139	27,878	2,448	(1,157)	133,558
Revenues from intersegment sales	53,894	786	2,415	4,510	(61,605)	—

Revenues	54,144	104,925	30,293	6,958	(62,762)	133,558

Operating Income	(73,792)	186	(8,805)	(6,773)	(4,260)	(93,444)
Income of interests in companies and joint ventures	—	738	1,562	—	—	2,300
Depreciation of property, plant and equipment	32,131	7,716	445	2,644	—	42,936
Impairment of property, plant and equipment	57,296	—	62	71	—	57,429
Acquisitions of property, plant and equipment	7,022	2,483	646	893	—	11,044
Assets	763,538	556,344	200,831	150,716	5,662	1,677,091

Q2 2019	Upstream	Downstream	Gas & Energy	Corporate and Other	Consolidation Adjustments	Total
Revenues	831	124,255	31,923	4,701	(1,381)	160,329
Revenues from intersegment sales	73,228	849	2,324	5,686	(82,087)	—

Revenues	74,059	125,104	34,247	10,387	(83,468)	160,329

Operating Income	4,212	1,339	1,857	(2,702)	2,462	7,168
Income of interests in companies and joint ventures	—	701	1,254	—	—	1,955
Depreciation of property, plant and equipment	27,893	4,731	312	771	—	33,707
Impairment of property, plant and equipment	—	—	—	—	—	—
Acquisitions of property, plant and equipment	31,856	5,979	1,014	1,232	—	40,081
Assets	555,239	361,214	157,392	102,583	(2,663)	1,173,765

Consolidated Results Q2 2020

5.5 MAIN FINANCIAL MAGNITUDES IN U.S. DOLLARS

(Unaudited figures)

Million USD	2019 Q2	2020 Q1	2020 Q2	Var.% Q2 20 / Q2 19	2019 Jan-Jun	2020 Jan-Jun	Var.% 2020 / 2019
INCOME STATEMENT
Revenues	3,672	2,832	1,947	-47.0%	6,993	4,779	-31.7%
Costs of sales	-3,073	-2,366	-2,147	-30.1%	-5,729	-4,513	-21.2%

Gross profit	599	466	-200	N/A	1,264	266	-78.9%
Total operating expenses	-434	-225	-1,182	172.3%	-828	-1,407	70.0%

Operating income	165	241	-1,382	N/A	436	-1,141	N/A
Depreciation of property, plant and equipment and intangible assets	769	710	634	-17.5%	1,487	1,345	-9.6%
Impairment of property, plant and equipment	—	—	850	N/A	—	850	N/A
Depreciation of the right-of-use assets	53	77	58	9.3%	105	136	29.2%
Amortization of intangible assets	13	11	11	-14.3%	25	22	-13.1%
Unproductive exploratory drillings	9	0.2	0.04	-99.5%	34	0.3	-99.3%

EBITDA	1,009	1,040	171	-83.0%	2,087	1,211	-42.0%
Adjusted EBITDA	948	851	28	97.0%	1,970	879	-55.4%
UPSTREAM
Revenues	1,689	1,317	801	-52.6%	3,113	2,118	-32.0%
Operating income	96	11	-1,092	N/A	54	-1,081	N/A
Depreciation & Amortization	668	616	501	-24.9%	1,292	1,118	-13.5%
Impairment of property, plant and equipment	—	—	848	N/A	—	848	N/A
EBITDA	773	628	258	-66.7%	1,380	885	-35.9%
Adjusted EBITDA	739	485	156	-78.9%	1,313	641	-51.2%
Capital expenditures	726	477	104	-85.7%	1,362	581	-57.4%
DOWNSTREAM
Revenues	2,857	2,353	1,544	-45.9%	5,639	3,897	-30.9%
Operating income	31	67	3	-90.7%	370	70	-81.1%
Depreciation & Amortization	134	145	146	8.5%	262	291	10.8%
EBITDA	165	212	148	-10.0%	633	361	-43.0%
Adjusted EBITDA	146	187	123	-15.8%	598	310	-48.2%
Capital expenditures	136	85	37	-73.0%	228	121	-46.7%
GAS & ENERGY
Revenues	790	470	432	-45.3%	1,332	903	-32.2%
Operating income	44	-18	-131	N/A	37	-149	N/A
Depreciation & Amortization	14	20	18	26.2%	26	38	42.7%
Impairment of property, plant and equipment	—	—	1	N/A	—	1	N/A
EBITDA	58	2	-112	N/A	64	-111	N/A
Adjusted EBITDA	47	-18	-128	N/A	46	-146	N/A
Capital expenditures	24	13	8	-65.5%	52	21	-58.7%
CORPORATE AND OTHER
Operating income	-61	-56	-99	60.7%	-115	-155	34.4%
Depreciation & Amortization	19	17	39	105.1%	36	56	55.9%
Impairment of property, plant and equipment	—	—	1	N/A	—	1	N/A
EBITDA	-43	-39	-59	38.6%	-79	-98	23.5%
Adjusted EBITDA	-39	-41	-59	50.5%	-76	-100	31.0%
Capital expenditures	28	23	13	-54.7%	49	36	-27.4%
CONSOLIDATION ADJUSTMENTS
Operating income	56	237	-63	N/A	89	174	94.7%
EBITDA	56	237	-63	N/A	89	174	94.7%
Adjusted EBITDA	56	237	-63	N/A	89	174	94.7%
Average exchange rate of period	43.86	61.32	67.58		41.43	64.45
Exchange rate end of period	42.36	64.37	70.36		42.36	70.36

NOTE: For the periods observed, the calculation of the financial figures expressed in US dollars arises from the sum of: (1) the individual results of YPF S.A. expressed in Argentine pesos divided the average exchange rate for the period and (2) the results of subsidiary companies expressed in Argentine pesos divided the closing exchange rate.

Consolidated Results Q2 2020

5.6 MAIN PHYSICAL MAGNITUDES

(Unaudited figures)

				2019				2020
	Unit
		Q1	Q2	Q3	Q4	Cum. 2019	Q1	Q2	Cum. Q2 2020
Production
Crude oil production	Kbbl	20,376	20,382	20,888	20,884	82,530	20,488	18,274	38,762
NGL production	Kbbl	3,753	3,583	2,623	4,079	14,038	4,090	4,162	8,252
Gas production	Mm3	3,126	3,651	4,015	3,708	14,500	3,476	3,187	6,663
Total production	Kboe	43,788	46,928	48,764	48,285	187,765	46,439	42,480	88,918
Henry Hub	USD/Mbtu	3.15	2.64	2.23	2.50	2.63	1.95	1.62	1.79
Brent (*)	USD/Bbl	63.17	68.92	61.93	63.41	64.35	50.44	29.34	39.89
Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,363	1,260	1,297	1,355	5,275	1,222	579	1,801
Diesel	Km3	1,874	1,981	2,029	2,041	7,925	1,722	1,579	3,301
Jet fuel and kerosene	Km3	164	138	159	149	610	126	13	139
Fuel Oil	Km3	9	11	51	5	76	4	29	33
LPG	Km3	131	193	200	183	707	136	182	318
Others (**)	Km3	324	297	309	298	1,228	342	300	642
Total domestic market	Km3	3,865	3,880	4,045	4,031	15,821	3,552	2,682	6,234
Export market
Petrochemical naphtha	Km3	48	0	76	81	205	86	104	190
Jet fuel and kerosene	Km3	183	162	152	146	643	124	9	133
LPG	Km3	126	68	30	106	330	141	24	165
Bunker (Diesel and Fuel Oil)	Km3	83	74	61	133	351	103	104	207
Others (**)	Km3	80	101	106	146	433	132	122	254
Total export market	Km3	520	405	425	612	1,962	586	363	949
Total sales of petroleum products	Km3	4,385	4,285	4,470	4,643	17,783	4,138	3,045	7,183
Sales of petrochemical products
Domestic market
Fertilizers	Ktn	42	134	111	123	410	91	227	318
Methanol	Ktn	45	81	63	60	249	55	23	78
Others	Ktn	116	94	134	112	456	111	72	183
Total domestic market	Ktn	203	309	308	295	1,115	257	322	579
Export market
Methanol	Ktn	38	8	21	47	114	27	6	33
Others	Ktn	47	50	36	54	187	33	47	80
Total export market	Ktn	85	58	57	101	301	60	53	113
Total sales of petrochemical products	Ktn	288	367	365	396	1,416	317	375	692
Sales of other products
Grain, flours and oils
Domestic market	Ktn	43	50	112	66	271	33	97	130
Export market	Ktn	199	388	293	266	1,146	205	426	631
Total Grain, flours and oils	Ktn	242	438	405	332	1,417	238	523	761
Main products imported
Gasolines and Jet Fuel (***)	Km3	118	89	54	42	303	51	0	51
Diesel	Km3	136	275	228	70	709	83	153	236

(*)	The Brent price has been recalculated for Q1 2020.
(**)	Principally includes sales of oil and lubricant bases, grease, asphalt, and residual carbon, among others.
(***)	The volumes imported of Gasolines and Jet Fuel in Q4 2019 have been adjusted.

NOTE: For main products imported we show values for YPF stand-alone.

Consolidated Results Q2 2020

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions, or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 10, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer